

Mail Stop 3561

January 13, 2017

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

     Re: U.S. Physical Therapy, Inc.
          Form 10-K for the Year ended December 31, 2015
          Response dated January 6, 2017
          File No. 1-11151

Dear Mr. McAfee:

We have reviewed your January 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

U.S. Physical Therapy Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1. We read your response to comment 1. As stated in paragraph 5 of ASC 480-10-S99-3A, the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the instrument to be classified in temporary equity. You indicate that you are required to purchase the non-controlling limited partners' interests in the event their employment ceases after the holding period. As a result, it appears that upon inception these agreements with non-controlling interest limited partners have redemption provisions that may not be solely within your control. Please tell us in greater detail why the non-controlling interests

subject to these redemption provisions are not presented in temporary equity at inception pursuant to ASC 480-10-S99-3A.

2. We read your response to comment 1. For non-controlling interests classified in temporary equity that are not currently redeemable, paragraph 15 of ASC 480-10-S99-3A considers the probability that they will become redeemable in determining the subsequent measurement adjustments made. You indicate that, if you deem it probable that the non-controlling interest limited partners will assert their redemption rights, the redeemable non-controlling interest is adjusted to its redemption value. Your accounting appears to focus on the probability that a security will be redeemed, which is different than the probability that a security will become redeemable as required by this ASC. Please tell us in detail how your accounting policy for subsequent measurement complies with ASC 480-10-S99-3A, including paragraphs 13 through 15, as refined by paragraphs 16(c) and 16(e). Please address your accounting for non-controlling interests classified in temporary equity that are not currently redeemable and those that are currently redeemable. In doing so, please also tell us in detail the criteria you use for determining when a non-controlling interest that is not currently redeemable is probable of redemption. Refer to the definition of probable in ASC 450-20-20.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining